APTDECO INC.

(a Delaware corporation)

Independent Auditor's Report and Financial Statements for the

Years Ended December 31, 2023 and 2022



INDEPENDENT AUDITOR'S REPORT

To: Board of Directors, APTDECO INC. |Re: 2023 and 2022 Financial Statement Audit

We have audited the accompanying financial statements of APTDECO INC. (a corporation formed in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, shareholders' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

IndigoSpire CPA, PC

IndigoSpire CPA, PC
San José, CA
February 18, 2025

APTDECO INC.
BALANCE SHEETS
As of December 31, 2023 and 2022
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS	2023	2022
Current Assets		
Cash and cash equivalents	$ 42,290	$ 616,138
Inventory	39,680	26,949
Prepaids	46,973	120,174
Other Receivables	134,493	323,474
Total Current Assets	**263,437**	**1,086,736**
Fixed Assets		
Fixed Assets	19,182	26,852
Total Fixed Assets	**19,182**	**26,852**
Other Assets		
Deposits	57,125	37,054
Intangibles, net	1,566,142	1,576,830
Right of Use Asset - Financing	238,513	172,463
Right of Use Asset - Operating	350,396	-
Related Party Receivable	16,320	12,082
Total Other Assets	**2,228,495**	**1,798,430**
Total Assets	**$ 2,511,115**	**$ 2,912,018**

LIABILITIES AND STOCKHOLDERS' EQUITY	2023	2022
Current Liabilities		
Accounts payable & Accrued Expenses	1,302,591	678,989
Deferred Revenue	76,681	75,295
Current portion of lease liability - Financing	131,717	84,881
Current portion of lease liability - Operating	134,413	-
Loans	263,195	250,000
Deferred Tax liability	16,683	7,842
Sales Tax Payable	666,751	89,206
Total Current Liabilities	**2,592,031**	**1,186,213**
Long-Term Liabilities		
Convertible notes	10,362,286	9,578,462
Accrued Interest	1,496,343	889,641
Lease liability,net of current portion - Financing	112,766	89,416
Lease liability, net of current portion - Operating	219,583	-
Related Party Loans	100,000	-
Total Long-Term Liabilities	**12,290,978**	**10,557,519**
Total Liabilities	**14,883,009**	**11,743,730**
Stockholders' equity		
Common Stock, $0.00001 par value; 24,914,900 authorized; 10,455,422 issued and outstanding	105	105
Preferred Stock, $0.00001 par value; 12,031,465 authorized; 11,929,475 issued and outstanding	119	119
Additional Paid in Capital	7,498,650	7,498,650
Additional Paid in Capital - Share-Based Compensation	46,208	-
Retained Earnings	(19,916,976)	(16,330,586)
Total Stockholders' Equity	**(12,371,894)**	**(8,831,712)**
Total Liabilities and Stockholders' Equity	**$ 2,511,115**	**$ 2,912,018**


APTDECO INC.
INCOME STATEMENTS
For the Years Ended December 31, 2023 and 2022
See Independent Auditor's Report and Notes to the Financial Statements


	2023	2022
Commission revenues	$ 3,684,704	$ 2,582,228
Delivery revenues	1,124,192	1,336,051
Merchant revenues	1,733,897	552,567
Net Revenue less discounts	**6,542,793**	**4,470,846**
Cost of revenues	(3,307,404)	(3,161,836)
Gross Profit	**$ 3,235,390**	**$ 1,309,009**
Operating Expenses		
Advertising and marketing	1,952,516	1,371,808
General and administrative	1,151,314	1,038,237
Salaries and wages	1,994,731	2,487,384
Rent	113,661	108,080
Professional services	181,483	262,687
Depreciation and amortization	662,179	514,727
Total Operating Expenses	**6,055,884**	**5,782,924**
Other Income / (Expense)		
Other income	308	78
Interest (expense)	(708,704)	(520,784)
Taxes (expense)	(11,291)	(11,291)
Share-based compensation (expense)	(46,208)	-
Total Other income (expense)	**(765,895)**	**(531,997)**
Net Loss	**$ (3,586,390)**	**$ (5,005,911)**

APTDECO INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2023 and 2022
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Preferred Stock		Additional Paid-in-Capital	Additional Paid in Capital - Share-Based Compensation	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Value ($ par)	Shares	Value ($ par)				
Balance as of January 1, 2022	**10,455,422**	**105**	**11,929,475**	**119**	**7,498,650**	**-**	**(11,324,675)**	**(3,825,801)**
Net loss	-	-	-	-	-	-	(5,005,911)	(5,005,911)
Balance as of December 31, 2022	**10,455,422**	**105**	**11,929,475**	**119**	**7,498,650**	**-**	**(16,330,586)**	**(8,831,712)**
Share-Based Compensation	-	-	-	-	-	46,208	-	46,208
Net loss	-	-	-	-	-	-	(3,586,390)	(3,586,390)
Balance as of December 31, 2023	**10,455,422**	**105**	**11,929,475**	**119**	**7,498,650**	**46,208**	**(19,916,976)**	**(12,371,894)**

APTDECO INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2023 and 2022
See Independent Auditor's Report and Notes to the Financial Statements

	2023	2022
Cash Flows from Operating Activities		
Net Income (Loss)	$ (3,586,390)	$ (5,005,911)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	662,179	514,727
Accrued interest	606,702	517,002
Right of use assets and lease liabilities	(101,853)	(82,431)
Changes in operating assets and liabilities:		
Accounts receivable	-	-
Inventory	(12,731)	8,974
Prepaids	73,201	(58,636)
Other Receivables	188,981	(248,382)
Deposits	(20,071)	(4,500)
Related Party Receivable	(4,238)	(1,784)
Accounts payable & Accrued Expenses	623,602	(19,907)
Deferred Revenue	1,386	(52,606)
Tax liability	8,841	4,291
Sales Tax Payable	577,545	36,079
Net cash provided by (used in) operating activities	**(982,846)**	**(4,393,083)**
Cash Flows from Investing Activities		
Fixed Assets	(2,018)	(13,694)
Website Development	(532,213)	(882,654)
Net cash used in investing activities	**(534,230)**	**(896,349)**
Cash Flows from Financing Activities		
Convertible notes	783,825	3,329,383
Loans	13,195	250,000
Related Party Loans	100,000	-
Issuance of SAFE Notes	46,208	-
Net cash used in financing activities	**943,228**	**3,579,383**
Net change in cash and cash equivalents	**(564,161)**	**(1,697,390)**
Cash and cash equivalents at beginning of period	616,138	2,326,187
Cash and cash equivalents at end of period	**$ 51,977**	**$ 628,796**
Supplemental information		
Interest paid	**102,002**	**3,782**
Income taxes paid	-	-

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

AptDeco Inc. (which may be referred to as the "Company", "we," "us," or "our") is an online marketplace for buying and selling pre-owned furniture, offering a convenient platform with delivery services included. The Company was formed in Delaware on February 28, 2013 under the name AptDeco, LLC. On December 12, 2013 the Company filed a certificate of conversion from a limited liability company to a corporation: the name of the corporation is AptDeco, Inc. The Company's headquarters are in New York, New York.

Since inception, the Company has relied on the issuance of convertible notes, equity investments and contributions from owners to fund its operations. As of December 31, 2023, the Company has an accumulated deficit and will likely incur losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 11). During the next twelve months, the Company intends to fund its operations with new investments, funding from a securities offering exempt under Regulation CF (see Note 12) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses as a result of cash in excess of federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account and merchant stripe accounts.

Receivables and Credit Policy
Trade receivables from wholesale customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances.

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first-out (FIFO) method. The balance is made up of merchant inventory that the Company has taken ownership of before completing the sale to the final customer.

Prepaid Expenses
The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness. Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheets.

Other Receivables
This balance of other receivables is made up of merchant and stripe accounts. The accounts represent amounts owed to the Company that have not been transferred to the Company's bank account as of the year-end date due to timing.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023 and 2022.

Website Development
The Company's accounting policies for website development costs adhere to Accounting Standards Codification (ASC) 350, 'Intangibles—Goodwill and Other,' and ASC 985-20, 'Software—Costs of Software to Be Sold, Leased, or Marketed.' Costs incurred in the development of websites are capitalized if they meet the criteria outlined in ASC 350, and are subsequently amortized over their estimated useful lives, not to exceed five years, in accordance with ASC 350. The Company assesses website development costs for impairment in accordance with ASC 350 and recognizes any impairment losses as necessary. Based on this assessment there was no impairment for December 31, 2023, and 2022.

Deposits
The account represents deposits related to rented warehouse space.

Fair Value Measurements
US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2023 and 2022.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2023 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2023 and 2022, the unrecognized tax benefits accrual was $16,686 and $7,842.

Revenue Recognition
Effective January 1, 2019, the Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues through transaction fees on each sale and delivery fees. The Company's payments are generally collected upfront, but some are on a Net 30 or Net 45 term. The Company has deferred revenue totaling $76,681 and $75,295 on December 31, 2023 and 2022, respectively, for orders that have been paid but the performance obligations have not been met.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising
The Company expenses advertising costs as they are incurred.

Stock Based Compensation
Deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period.

Recent Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which introduced a lessee model that requires the majority of leases to be recognized on the balance sheet. On January 1, 2022, the Company adopted the ASU using the modified retrospective transition approach and elected the transition option to recognize the adjustment in the period of adoption rather than in the earliest period presented. Adoption of the new guidance resulted in right-of-use ("ROU") assets of $414,467 and lease liabilities of $425,265.

Additionally, amounts previously reported as capital lease assets and included in property and equipment have been reclassified in the December 31, 2022, balance sheet as finance lease right to use assets. The presentation on the income statement has not been impacted for existing operating and finances leases.

As part of the adoption process the Company made the following elections:

- The Company elected the hindsight practical expedient, for all leases.
- The Company elected the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs for all leases.
- The Company elected to make the accounting policy election for short-term leases resulting in lease payments being recorded as an expense on a straight-line basis over the lease term.

ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate. The Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Refer to Note 10 to our financial statements for further disclosures regarding the impact of adopting this standard.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

Fixed assets as of December 31, 2023 and 2022 consist of the following:

	2023	**2022**
Furniture and Fixtures	19,183	19,183
Computer Equipment	60,386	58,368
Accumulated Depreciation	(60,386)	(50,699)
Fixed assets, net	$ 19,182	$ 26,852

As of December 31, 2023 and 2022, the Company had depreciation expenses of $9,687 and $12,658, respectively.

NOTE 4 – INTANGIBLE ASSETS

Intangible assets are made up of website development, at December 31, 2023 and 2022 the balance was:

	2023	**2022**
Website Development	3,411,661	2,879,448
Accumulated Amortization	(1,845,519)	(1,302,618)
Fixed assets, net	$ 1,566,142	$ 1,576,830

NOTE 5 – LOANS

Loans
In 2022 the Company entered into a $250,000 loan with Stripe. The loan has an 18-month maturity date from the date of issuance with a fixed fee of $21,000. Loan repayments are automatically withheld from Stripe remittances at 4% of merchant receivables. The balance for the loan as of December 31, 2023 and 2022 was $90,119 and $250,000, respectively.

In 2023 the Company entered in a $200,000, one-year maturity loan agreement with Ondeck, a small business lending company. The loan has a set interest of $57,400, which is reduced if the loan is re-paid early. As of December 31, 2023 the balance was $173,076.

In 2022 the Company issued $3,350,008 of unsecured convertible notes with maturity dates of December 31, 2024, accruing at 4% interest per annum. In 2023 the Company issued $801,868 of unsecured convertible notes with maturity dates of December 31, 2024, accruing at 4% interest per annum. If the Company does not pay the notes before the maturity date all principal and accrued interest converts into common stock equity of the Company at a price per share equal to the quotient of the lesser of (i) fair market value or (ii) $40,000,000, divided by the total number of Company Stock outstanding immediately prior. Conversion shall at an equity financing with gross proceeds of at least $1,000,000. The balance of these notes as of December 31, 2023 and 2022 is $10,362,286 and $9,578,462 with a total of $1,496,342 and $889,641 of total accrued interest, respectively.

NOTE 6 – RELATED PARTY

From time to time the Company takes advances from members. As of December 31, 2023, and 2022, the balance of the advances from related parties was $100,000 and $0, respectively. These advances have no interest rate or specified maturity date.

NOTE 7 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2022, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed and filed for an extension for the period ended December, 31, 2023. The Company is taxed as a C Corporation.

NOTE 8 – EQUITY

Common Stock
The Company authorized 24,914,900 shares of common stock at $0.00001 par value. As of December 31, 2023 and 2022, the Company had 10,455,422 shares of common stock outstanding.

Preferred Stock
The Company authorized 12,031,465 shares of preferred stock at $0.00001 par value. As of December 31, 2023 and 2022, the Company had 11,929,475 shares of common stock outstanding.

NOTE 9 – EQUITY-BASED COMPENSATION

In 2016, the Company adopted a 2016 Equity Compensation Plan ("2016 Plan") which permits the grant or option of shares to its employees for up to 2,428,013 shares of common stock.

The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over four years.

In 2023, the Company issued 1,046,662 stock options for common stock with an exercise price of $0.25 per share that vest over four years and expire in ten years. As of December 31, 2023 580,488 stock options had vested, respectively. Options convert into shares of common stock. There was nominal fair value associated with the issuance of these options. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. As of December 31, 2023 a total of 937,287 options outstanding. The expected dividend yield is zero based on the Company not anticipating to pay dividends in the foreseeable future. Below are the Black Scholes factors utilized by management:

Exercise price	$	0.25
Fair value share price	$	0.25
Expected volatility		75%
Expected term		1.00 Years
Expected dividend rate		0.00%
Risk-free rate		4.33%
Fair value per share option	$	0.25

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2023.

The Company entered into an operating lease for warehouse space in March 2023. The lease has a 3-year term. Future payment obligations with respect to the Company's operating leases, which were existing at December 31, 2023, by year and in the aggregate, are as follows:

Years Ending December 31,	Amount
2024	$ 150,308
2025	154,817
2026	77,976
Total Future payments	$ 383,100
Less interest	(29,104)
Present value of lease liabilities	$ 353,996
Months remaining as of December 31 2023:	30
Interest rate	4.49%

The Company entered into various financing leases for fleet vehicles used for deliveries. The leases have a 3-5 year term with a purchase option upon completion. Future payment obligations with respect to the Company's finance leases, which were existing at December 31, 2023, by year and in the aggregate, are as follows:

Years Ending December 31,	Amount
2024	$ 139,146
2025	81,595
2026	37,046
Total Future payments	$ 257,787
Less interest	(13,304)
Present value of lease liabilities	$ 244,483
Months remaining as of December 31 2023:	25
Interest rate	3.04%

The lease expenses for the years ended December 31, 2023 and 2022 totaled $228,272 and $194,293.

NOTE 11 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2014 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 12 – SUBSEQUENT EVENTS

Debt
In February 2024 the company entered into a loan agreement and subsequently amended that agreement further in December 2024. This amended loan agreement provided for $1,720,000 with a 36-months maturity from issuance, accruing at 15% interest per annum. Additionally, the Company paid off the remaining balance of the Ondeck $200,000 loan in 2024.

Convertible Note
In 2024 the Company issued a $1,500,983 unsecured convertible note with maturity dates of December 31, 2025, accruing at 4% interest per annum.

Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $5,000,000 in convertible notes. The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $5,000,000 maximum.

Management's Evaluation
Management has evaluated subsequent events through February 18, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.